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Solicitors and International Lawyers

Paul W. Boltz, Jr.
T + 852 3664 6519
F + 852 3664 6583
December 7, 2015	paul.boltz@ropesgray.com

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:                 Suzanne Hayes / Alexandra M. Ledbetter

Christine Torney / James Rosenberg

Re:                             Hutchison China MediTech Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed on November 13, 2015
File No. 333-207447
SEC Comment Letter dated December 1, 2015

Ladies and Gentlemen:

On behalf of Hutchison China MediTech Limited (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated December 1, 2015, relating to the Company’s Amendment No. 1 to its Registration Statement on Form F-1 filed with the SEC on November 13, 2015 (the “Registration Statement”).

The text of the Staff’s comment is set forth in italics below, followed by the Company’s response in regular type.

Cover page

1. We note your statement that your ordinary shares are listed on the AIM market of the London Stock Exchange and that on     , 2015, the closing sale price of your ordinary shares on the AIM market was      per share, equivalent to a price of $      per ADS. Please revise to specifically state that you will price your offering of ADSs at the U.S. dollar equivalent of the closing sale price of your ordinary shares on the AIM market on the previous trading day or otherwise clarify how you will use the closing sale price per the AIM market to set your offering price.

Partners: Daniel M. Anderson, Paul W. Boltz, Jr., Geoffrey Chan, Andrew J. Dale, James S. DeGraw, Scott A. Jalowayski,

Jae Woo Lee, James T. Lidbury, Victoria S.T. Lloyd, Michael P. Nicklin, Brian A. Schwarzwalder, Eduard Sheremeta

Senior Foreign Legal Consultants: Cori A. Lable (Massachusetts), Kim B. Nemirow (New York), Patrick S. Sinclair (New York)

Response to Comment 1:

As discussed in a telephone conversation between our firm and Ms. Ledbetter on December 3, 2015, the Company confirms that, in the Registration Statement, it will either provide a price range of the ADSs being offered or describe the method by which the offering price is to be determined (which may take into account the most recent closing price of its ordinary shares on the AIM market and other factors).

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions or comments about this letter or need any further information, please call me at 011-852-3664-6519 or email me at paul.boltz@ropesgray.com.

Very truly yours,

/s/ Paul W. Boltz, Jr.

Paul W. Boltz, Jr.

cc:                                Christian Hogg (Hutchison China MediTech Limited)

Edith Shih (Hutchison China MediTech Limited)

Charlie Nixon (Hutchison China MediTech Limited)

Mary Kathryn Papaioannou (Ropes & Gray)

Jimmy Gao (Ropes & Gray)

Matthew Bersani (Sherman & Sterling LLP)

Hae-Ran Song (Sherman & Sterling LLP)